

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Robert P. Capps
Co-Chief Executive Officer and
Chief Financial Officer
Mitcham Industries, Inc.
8141 SH 75 South
P.O. Box 1175
Huntsville, TX 77342

> **Re: Mitcham Industries, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2016**
> **Filed April 7, 2016**
> **File No. 000-25142**
> **Form 10-K for Fiscal Year Ended January 31, 2015**
> **Filed April 8, 2015**
> **File No. 000-25142**

Dear Mr. Capps:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Pamela Long

                          Pamela Long
                          Assistant Director
                          Office of Manufacturing and
                          Construction